Fusion Acquisition Corp. II

667 Madison Avenue, 5th Floor

New York, New York 10065

February 23, 2021

VIA EDGAR

Thomas Jones

Office of Manufacturing

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fusion Acquisition Corp. II
Registration Statement on Form S-1
Filed January 20, 2021, as amended
File No. 333-252265

Dear Mr. Jones:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Fusion Acquisition Corp. II respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on February 25, 2021, or as soon thereafter as practicable.

Please call Elliott Smith of White & Case LLP at (212) 819-7644 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Fusion Acquisition Corp. II

By:	/s/ John James
Name: John James
Title: Chief Executive Officer and Chairman

cc:     Elliott Smith, White & Case LLP

[Signature Page to Acceleration Request]